Exhibit 99.1

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$202,078	$897,281
Restricted cash	83,005	84,237
Accounts receivable, net – third parties	6,590,699	11,252,002
Accounts receivable, net – related party	96,661	469,474
Advances to suppliers, net – third parties	3,793,935	2,449,629
Advances to suppliers, net – related parties	3,043,191	-
Inventories, net	2,704,139	888,203
Prepayments and other current assets	2,951,906	435,273
Prepayment for construction of properties	3,608,250	3,661,800
Current assets held for sale associated with discontinued operation of Gu’an REIT	-	5,326,348
Total Current Assets	23,073,864	25,464,247

Property, plant, and equipment, net	35,910,908	37,457,643
Intangible assets, net	5,982,569	6,145,179
Long-term investment in equity investee	-	28,720
Right-of-use assets	603,535	505,630
Non-current assets held for sale associated with discontinued operation of Gu’an REIT	-	1,193,825
Total Assets	$65,570,876	$70,795,244

LIABILITIES AND EQUITY

Current Liabilities:
Short term loans	$6,042,188	$8,309,098
Long term bank loans - current portion	2,369,643	1,436,000
Advances from customers	4,510,113	3,087,315
Deferred revenue	460,661	471,375
Accounts payable	1,645,417	1,151,570
Accounts payable - related party	416,534	1,485,049
Accrued and other liabilities	4,165,919	2,487,616
Taxes payable	1,824,407	1,806,777
Due to related parties	2,887,208	405,222
Operating lease liabilities, current	305,452	177,903
Advance payment from the buyer associated with discontinued operation of Gu’an REIT	-	1,392,920
Current liabilities held for sale associated with discontinued operation of Gu’an REIT	-	3,004,924
Total Current Liabilities	24,627,542	25,215,769

Long-term bank loans	6,226,000	7,323,600
Operating lease liabilities – noncurrent	278,301	301,012
Total Liabilities	31,131,843	32,840,381

Commitments and Contingencies

Shareholders’ Equity:
Common shares, $0.001 par value, 200,000,000 shares authorized, 24,135,000 shares and 23,160,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	24,135	23,160
Additional paid-in capital	43,709,127	42,725,852
Statutory reserve	2,067,439	2,632,797
Accumulated deficit	(8,893,351)	(5,718,368)
Accumulated other comprehensive loss	(3,937,379)	(3,527,438)
Total RETO Eco-Solutions, Inc. Shareholders’ Equity	32,969,971	36,136,003

Non-controlling interest	1,469,062	1,818,860
Total Equity	34,439,033	37,954,863

Total Liabilities and Equity	$65,570,876	$70,795,244

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Six Months Ended June 30,
	2020	2019

Revenue	$3,142,102	$14,125,892
Cost of revenue – third-party customers	2,884,298	10,689,311
Gross Profit	257,804	3,436,581

Operating Expenses:
Selling expenses	474,901	631,664
General and administrative expenses	1,788,625	1,709,377
Bad debt expenses	2,792,800	2,686,782
Research and development expenses	180,339	234,741
Total Operating Expenses	5,236,665	5,262,564

Loss from Operations	(4,978,861)	(1,825,983)

Other Income (expenses):
Interest expense	(876,660)	(632,830)
Interest income	2,715	1,722
Other income (expenses), net	(111,729)	126,765
Total Other expenses, net	(985,674)	(504,343)

Loss before provision for income taxes	(5,964,535)	(2,330,326)
Provision for income taxes	131,615	171,922
Net loss from continuing operations	(6,096,150)	(2,502,248)
Net loss from discontinued operations	-	(900,097)
Gain from disposal of Gu’an REIT	2,192,801	-
Net Loss	(3,903,349)	(3,402,345)

Less: net loss attributable to non-controlling interest	(163,008)	(391,899)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(3,740,341)	$(3,010,446)

Net Loss	$(3,903,349)	$(3,402,345)
Other comprehensive (loss) income:
Foreign currency translation adjustment:	(596,731)	115,298
Comprehensive Loss	(4,500,080)	(3,287,047)
Less: comprehensive loss attributable to noncontrolling interest	(349,798)	(509,567)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(4,150,282)	$(2,777,480)

Loss per share
Basic and diluted	$(0.16)	$(0.13)

Weighted average number of shares
Basic and diluted	23,622,148	22,760,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

			Additional		Retained Earnings	Accumulated Other	Non-
	Common Shares		paid-in	Statutory	(Accumulated	Comprehensive	controlling	Total
	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Interest	Equity

Balance at December 31, 2018	22,760,000	$22,760	$42,278,252	$2,632,797	$9,084,246	$(3,105,185)	$2,267,985	$53,180,855
Net loss	-	-	-	-	(3,010,446)	-	(391,899)	(3,402,345)
Foreign currency translation adjustment	-	-	-	-	-	232,966	(117,668)	115,298
Balance at June 30, 2019	22,760,000	$22,760	$42,278,252	$2,632,797	$6,073,800	$(2,872,219)	$1,758,418	$49,893,808

Balance at December 31, 2019	23,160,000	$23,160	$42,725,852	$2,632,797	$(5,718,368)	$(3,527,438)	$1,818,860	$37,954,863
Net loss	-	-	-	-	(3,740,341)	-	(163,008)	(3,903,349)
Change in statutory reserve related to disposal of Gu’an REIT	-	-	-	(565,358)	565,358	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(409,941)	(186,790)	(596,731)
Issuance of common shares on January 1, 2020	685,000	685	650,065	-	-	-	-	650,750
Issuance of common shares on February 3, 2020	290,000	290	333,210	-	-	-	-	333,500
Balance at June 30, 2020	24,135,000	$24,135	$43,709,127	$2,067,439	$(8,893,351)	$(3,937,379)	$1,469,062	$34,439,033

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,903,349)	$(3,402,345)
Less: net loss from discontinued operations	-	(900,097)
Net loss from continuing operations	(3,903,349)	(2,502,248)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of property and equipment	10,458	-
Depreciation and amortization	1,127,480	826,670
Amortization of stock-based compensation for services	456,063	-
Change in bad debt allowances	2,792,800	2,687,156
Gain from disposal of Gu’an REIT	(2,192,801)	-
Amortization of operating lease right-of-use assets	116,120	109,975
Changes in operating assets:
Accounts receivable	2,125,800	(4,987,255)
Accounts receivable - related party	220,998	-
Advances to suppliers	(1,628,556)	(9,003)
Advances to suppliers - related parties	(3,069,487)	-
Inventories	(1,837,972)	(2,063,087)
Prepayments and other current assets	(479,015)	(32,915)
Billings in excess of costs and estimated earnings	-	(91,735)
Changes in operating liabilities:	-	-
Advances from customers	1,475,209	1,577,496
Deferred revenue	(3,839)	-
Accounts payable	513,213	1,607,792
Accounts payable - related party	(1,051,977)
Accrued and other liabilities	1,718,195	174,185
Taxes payable	44,270	168,613
Operating lease liabilities	(143,306)	(103,462)
Net cash used in operating activities from continuing operations	(3,709,696)	(2,637,818)
Net cash provided by operating activities from discontinuing operations	-	3,134,281
Net cash provided by (used in) operating activities	(3,709,696)	496,463

CASH FLOWS FROM INVESTING ACTIVITIES

Addition of property, equipment and construction in progress	(91,946)	(508,236)
Proceeds from disposal of long-term investment	28,440	-
Proceeds from disposal of Gu’an REIT	2,768,703	-
Term deposits	-	(141,096)
Net cash provided by (used in) investing activities from continuing operations	2,705,197	(649,332)
Net cash used in investing activities from discontinued operations	-	-
Net cash provided by (used in) investing activities	2,705,197	(649,332)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	5,801,760	6,619,731
Proceeds from long-term bank loans	-	737,069
Repayment of short-term bank loans	(7,957,772)	(6,633,621)
Repayment of long-term bank loans	(36,035)	(147,414)
Proceeds from related party loans	3,677,761	202,329
Repayment to related party loans	(1,180,383)	-
Net cash provided by financing activities from continuing operations	305,331	778,094
Net cash used in financing activities from discontinuing operations	-	(324,280)
Net cash provided by financing activities	305,331	453,814

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	2,733	(32,181)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	(696,435)	268,764

CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	981,518	1,563,166

CASH AND RESTRICTED CASH, END OF PERIOD	$285,083	$1,831,930
Less: cash and cash equivalents, restricted cash from discontinued operation, end of period	-	(8,448)
Cash and and cash equivalents, restricted cash from continuing operations, end of period	$285,083	$1,823,482

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash	$202,078	$1,652,050
Restricted cash	83,005	171,432
Total cash and restricted cash	$285,083	$1,823,482

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$572,201	$711,255
Income tax paid	$-	$75,387

Non-Cash Investing Activities
Right-of-use Assets obtained in exchange for operating lease obligations	$221,940	$731,517

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“RETO” or the “Company”) is a company limited by shares established under the laws of the British Virgin Islands on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company, through its subsidiaries, is a manufacturer and distributor of environmental-friendly construction materials made from industrial and construction waste, as well as equipment used for production of these materials.

As of June 30, 2020, the accompanying unaudited condensed consolidated financial statements of the Company reflected the principal activities of the entities listed below:

Name of the Entity	Place of Incorporation	Ownership Percentage
RETO	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Gu’an REIT Machinery Manufacturing Co., Ltd. (“Gu’an REIT”) (1)	Gu’an, China	0%
REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“REIT Changjiang”)	Changjiang, China	100%
Beijing REIT Eco-Engineering Technology Co., Ltd. (“REIT Eco Engineering”)	Beijing, China	100%
Langfang Ruirong Mechanical and Electrical Equipment Co., Ltd. (“Ruirong”)	Langfang, China	100%
Hainan REIT Construction Project Co., Ltd. (“REIT Construction”)	Haikou, China	100%
REIT Xinyi New Materials Co., Ltd. (“REIT Xinyi”)	Xinyi, China	70%
Nanjing Dingxuan Environmental Protection Technology Development Co., Ltd. (“Dingxuan”)	Nanjing, China	100%
REIT Technology Development (America), Inc. (“REIT US”)	California, U.S.A	100%
REIT Q GREEN Machines Private Limited (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Yancheng”)	Yancheng, China	100%
Datong Ruisheng Ecological Technology Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Yunnan Litu Technology Development Co., Ltd. (“Yunnan Litu”) (2)	Dali, China	55%
Yangbi Litu Eco Engineering Co., Ltd. (“Yangbi Litu”) (3)	Dali, China	79.75%

(1)	On January 2, 2020, Beijing REIT sold its 100% equity interests in Gu’an REIT to Hebei Huishitong Technology Inc. (“Huishitong”). After the transaction, the Company no longer owns any equity interest in Gu’an REIT as of the date of this report. (See Note 4—Discontinued operations.)

(2)	On July 13, 2020, REIT Eco Engineering transferred its 55% equity interests in Yunnan Litu to a third-party individual and two third party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu as of the date of this report. (See Note 16—Subsequent events.)

(3)	Since Yunnan Litu owns 45% of the equity interests in Yangbi Litu and the Company no longer owns any equity interest in Yunnan Litu as discussed above, the Company’s equity ownership interest in Yangbi Litu decreased from 79.75% as of December 31, 2019 to 55% as of the date of this report. (See Note 16—Subsequent events.)

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 and 2019 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on October 30, 2020.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Discontinued operations

On January 2, 2020, the Company discontinued the machinery and equipment manufacturing business under Gu’an REIT. A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. In the unaudited condensed consolidated statements of operations and comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenue and expenses arising from intra-group transactions are eliminated except for those revenue and expenses that are expected to continue after the disposal of the discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts Receivable, net

Accounts receivable are presented net of allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 180 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on the assessment of customers’ credit and ongoing relationships, the Company’s payment terms typically range from 90 days to one year. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $13,343,105 and $11,124,368 as of June 30, 2020 and December 31, 2019, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor, and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $142,163 and $144,272 as of June 30, 2020 and December 31, 2019, respectively.

Advances to Suppliers, net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for services and materials are short term in nature. Advances to suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances amounted to $3,266,448 and $3,070,948 as of June 30, 2020 and December 31, 2019, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. During the year ended December 31, 2019, the Company disposed of approximately $0.2 million of outdated and fully depreciated equipment and machinery. Given the Company’s net loss position in fiscal 2019, the Company further assessed that the expected future cash flow generated from its machinery, equipment, and other long-lived assets would not recover their carrying value and as a result, the Company recorded an impairment of approximately $1.5 million on these fixed assets for the year ended December 31, 2019. There was no impairment for the six months ended June 30, 2020 and 2019.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable, and due to related parties to approximate the fair value of the respective assets and liabilities at June 30, 2020 and December 31, 2019, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value at June 30, 2020 and December 31, 2019 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenue is primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with the customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2020 and 2019.

The Company usually agrees with customers on the contracts to holdback approximately 5% to 20% of total contract price as security deposits which are payable by customer within 12 months after the goods are shipped and titles have passed. The Company determines that the timing of collection of security deposit has no impact on revenue recognition, as all above criteria on revenue recognition are met at the point at delivery and the Company does not retain any substantial performance obligations. The security retention included in the account receivable as of June 30, 2020 and December 31, 2019 was $Nil.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to, or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, which includes sponge city projects, sewage pipeline construction, public plaza construction, and landscaping, among others. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment, and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Contract assets and liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company does not have any contract assets. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs. As of June 30, 2020 and December 31, 2019, other than advances from customers, the Company had no other material contract assets, contract liabilities, or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling, and delivery, which occur prior to the transfer of control, are recognized in selling, general, and administrative expenses when incurred.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by products and services, which it believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended June 30, 2020 and 2019 is disclosed in Note 15.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2020 and 2019. As of June 30, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2020 and 2019, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in the PRC are determined using Renminbi (“RMB”), the local currency, as the functional currency. RETO, REIT US, and REIT Holdings use U.S. Dollars (“US$”) as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2020	December 31, 2019	June 30, 2019

Period-end spot rate	US$1=RMB7.0651	US$1=RMB6.9618	US$1=RMB6.8650

Average rate	US$1=RMB7.0322	US$1=RMB6.9081	US$1=RMB6.7836

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure, this may not be indicative of future results.

The coronavirus disease 2019 (“COVID-19”) outbreak has, and continues to have, a severe and negative impact on the Chinese and the global economy. The Company’s business has been negatively impacted by the COVID-19 outbreak.

From late January 2020 to March 2020, the Company had to temporarily suspend its manufacturing activities due to government restrictions. During the temporary business closure period, employees had very limited access to the Company’s manufacturing facilities and the shipping companies were not available, and as a result, the Company experienced difficulty delivering its products to customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the Company’s customers or suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact the Company’s results of operations. As the COVID-19 outbreak is relatively under control in China, the Company’s production and sales activities from the Company’s continuing operations have been gradually returning to normal. However, the COVID-19 outbreak continues to have a severe and negative impact on China and the global economy. Based on assessment of current economic environment, customer demand and sales trend, and the negative impact from the COVID-19 outbreak and spread, there is uncertainty that the Company’s revenue and operating cash flows from its continuing operations may be significantly lower than expected for fiscal year 2020 and continue to underperform in fiscal year 2021. The total impact is still unknown and cannot be reasonably estimated at this point of time.

Reclassifications

In connection with the discontinued operations of a business, certain prior-year amounts have been reclassified for consistency with the current-year presentation. These reclassifications had no effect on the reported results of operations. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of June 30, 2020 and as of December 31, 2019, while results of operations related to the discontinued operations, including comparatives, were reported as losses from discontinued operations. Certain prior-year balance sheet accounts have been reclassified to conform to the current-year presentation.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) (“ASU 2016-13”), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company does not expect the adoption of the standard to have a significant impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

As reflected in the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2020, the Company’s revenue decreased by approximately $11 million, or 77.8%, from approximately $14.1 million in the six months ended June 30, 2019 to approximately $3.1 million in the six months ended June 30, 2020, its gross profit from continued operation decreased by approximately $3.2 million, or 92.5%, from approximately $3.4 million in the six months ended June 30, 2019 to approximately $0.3 million for the six months ended June 30, 2020, and its gross margin for the six months ended June 30, 2020 decreased to 8.2% from 24.3% from the same period of last year. These decreases were mainly attributable to increasing raw material cost for manufacturing and decreasing sales of the Company’s construction materials, due to the Company’s failure to obtain bids from new municipal construction projects. In addition, for the six months ended June 30, 2020 and 2019, the Company incurred significant impairment losses on bad debt expenses on uncollectible accounts receivable and advance payments due to changes in market conditions of its customers and suppliers. As a result, for the six months ended June 30, 2020 and 2019, the Company reported a net loss of approximately $3.9 million and $3.4 million, respectively. As of June 30, 2020, the Company had a working capital deficit of approximately of $1.6 million and cash used in operating activities amounted to $3.7 million.

In addition, the Company had large bank borrowings as of June 30, 2020 and some of the bank loans will mature and need to be repaid within the next 12 months. If the Company cannot renew existing loans or borrow additional loans from banks, the Company’s working capital may be further negatively impacted. Furthermore, in January 2020, the Company discontinued its machinery and equipment manufacturing business under Gu’an REIT (see Note 4), which may negatively impact the Company’s ability to fulfill customer orders if outsourcing of such manufacturing activities to third-party suppliers cannot meet the expectation or higher purchase costs may shrink the Company’s profitability in this business sector. The outbreak and spread of the COVID-19 throughout China and worldwide has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities, and school closures. Due to difficulties and challenges resulting from the COVID-19 outbreak, the Company temporarily closed its facilities and operations until late March 2020. During this temporary business closure period, there was limited support from the Company’s employees, delayed access to raw material supplies, reduced customer sales orders, and the Company’s inability to promote the sales to customers on a timely basis. Based on the assessment of the current economic environment, customer demand, and sales trend, and the negative impact from COVID-19 outbreak and spread, there is an uncertainty that the Company’s revenue and operating cash flows may be significantly lower than expected for the next 12 months.

As of June 30, 2020, the Company had cash of approximately $0.2 million. In addition, the Company had outstanding accounts receivable of approximately $6.7 million (including accounts receivable from third-party customers of $6.6 million and accounts receivable from related party customers of approximately $0.1 million), of which approximately $1.3 million, or 19.4%, had been subsequently collected back between July and October 2020, and became available for use as working capital. As of June 30, 2020, the Company had outstanding bank loans of approximately $14.6 million from a PRC bank (including short-term loans of approximately $6 million, current portion of long-term loans of approximately $2.4 million, and long-term loans of approximately $6.2 million). Subsequent to the period end, the Company repaid approximately $1.5 million bank loans, extended the loan repayment terms of approximately $0.9 million in bank loans, and also borrowed an additional $2.1 million in new bank loans. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Based on above reasons, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION

The Company’s subsidiary Gu’an REIT was primarily engaged in the manufacturing and distribution of machinery and equipment used for environmental-friendly construction materials production. On January 2, 2020, Beijing REIT signed a share transfer agreement with Huishitong to sell its 100% equity interests in Gu’an REIT to Huishitong for a cash consideration of RMB39.9 million (approximately $5.7 million). As of June 30, 2020, the Company received approximately $4.1 million (RMB29.2 million) from Huishitong. Pursuant to an amendment to the share transfer agreement, Huishitong shall make the remaining payment of RMB10.7 million (approximately $1.5 million) to the Company before June 30, 2021. The unpaid balance of $1.5 million was recorded as other receivable under “prepayments and other current assets” as of June 30, 2020 (see Note 8).

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities held for sale as of December 31, 2019, while results of operations related to the discontinued operations for the six months ended June 30, 2020 and 2019, were reported as gains or losses from the discontinued operations.

The results of discontinued operations for the six months ended June 30, 2020 and 2019 were as follows:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$-	$4,387,587
Cost of revenue	-	3,642,965
Gross profit	-	744,622
Operating expenses	-	1,511,895
Loss from discontinued operations	-	(767,273)
Other income, net	-	(6,548)
Loss before tax	-	(773,821)
Income tax provision	-	126,276
Net loss from discontinued operations	-	(900,097)
Gain from disposal of Gu’an REIT	$2,192,801	$-

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – DISCONTINUED OPERATION (continued)

Assets and liabilities of the discontinued operations as of December 31, 2019 were as follows:

As of December 31,
2019
Cash	$4,197
Accounts receivable, net	1,024,051
Accounts receivable-related party	476,334
Advance to suppliers, net	107,413
Advances to suppliers-related party	3,381,788
Prepayment and other assets, net	16,645
Due from related party	315,920
Inventories	-
Total current assets held for sale	5,326,348
Property and equipment, net	765,450
Intangible assets, net	428,002
Deferred tax assets	-
Right of use assets	373
Total non-current assets held for sale	1,193,825
Total assets held for sale	6,520,173

Accounts payable	831,724
Advance from customers	38,593
Taxes payable	1,753,821
Accrued liabilities and other payables	270,644
Due to related parties	110,142
Total liabilities held for sale	$3,004,924

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Trade accounts receivable from third-part customers	$19,933,804	$22,376,370
Less: allowances for doubtful accounts	(13,343,105)	(11,124,368)
Total accounts receivable from third-party customers, net	6,590,699	11,252,002
Add: accounts receivable, net, related parties	96,661	469,474
Accounts receivable, net	$6,687,360	$11,721,476

Due to a change in market conditions as a result of the COVID-19 outbreak, the Company’s collection efforts did not result in a favorable outcome as compared to prior years. For the Company’s June 30, 2020 accounts receivable balance from third-party customers, approximately $1.3 million, or 19.7%, has been collected as of the date of this filing and the remaining balance is expected to be substantially collected from customers before June 30, 2021. For the Company’s accounts receivable balance due from related-party customers as of June 30, 2020, approximately 1% has been collected back as of the date of this filing and the remaining is expected to be collected in January 2021 (see Note 13).

Allowance for doubtful accounts movement was as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Beginning balance	$11,124,368	$3,228,732
Bad debt provision	2,393,200	8,001,921
Foreign exchange translation	(174,463)	(106,285)
Ending balance	$13,343,105	$11,124,368

Below is the aging schedule of accounts receivable as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
	(Unaudited)
Accounts Receivable Aging:
Less than 3 months	$699,411	$5,387,285
From 4 to 6 months	218,769	4,107,880
From 7 to 9 months	3,889,373	4,284,179
From 10 to 12 months	3,786,220	3,397,470
Over 1 year	11,436,691	5,669,030
Bad debt reserve	(13,343,104)	(11,124,368))
Accounts Receivable, net	$6,687,360	$11,721,476

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production and construction materials for the Company’s construction projects, which consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Raw material prepayments for equipment production	$3,751,005	$584,655
Construction material prepayments	5,466,317	4,097,755
Land reclamation prepayments	886,252	437,980
Advances to construction subcontractors	-	400,187
Total:	10,103,574	5,520,577
Less: advances to suppliers - related party	3,043,191	-
Less: allowances for doubtful accounts	(3,266,448)	(3,070,948)
Advances to suppliers, net, third parties	$3,793,935	$2,449,629

The Company’s suppliers generally require prepayments from us before delivery of goods or services. It usually takes three to six months for the suppliers to deliver raw material for the Company’s equipment production and takes up to six to 12 months for the suppliers to deliver the construction materials. Prepayment is necessary to secure the supply in the market or secure a favorable price. For the Company’s June 30, 2020 net advance to suppliers balance, approximately $0.4 million, or 10.5%, has been realized as of the date of this filing and the remaining balance is expected to be substantially realized before June 30, 2021.

Allowance for doubtful accounts movement is as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Beginning balance	$3,070,948	$627,614
Bad debt provision	241,599	2,471,586
Foreign exchange translation	(46,099)	(28,252)
Ending balance	$3,266,448	$3,070,948

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 7 – INVENTORIES, NET

Inventories, net, consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Raw materials	$282,111	$239,983
Finished goods	2,564,191	792,492
	2,846,302	1,032,475
Less: Inventory allowance	(142,163)	(144,272)
Inventories, net	$2,704,139	$888,203

Inventory includes raw materials, work in progress, and finished goods. Finished goods include direct material costs, direct labor costs, and manufacturing overhead. As of June 30, 2020 and 2019, the Company’s inventory allowance amounted to $142,163 and $144,272, respectively. For the six months ended June 30, 2020 and 2019, inventory allowance provision was $Nil.

NOTE 8 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets were as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Other receivable, net (1)	$2,138,533	$115,762
Prepaid expense (2)	801,153	280,000
Value-added tax receivable	12,220	39,511
Total	$2,951,906	$435,273

(1)	Other receivables mainly consisted of the remaining payment of RMB10.7 million (approximately $1.5 million) to be received from Huishitong in connection with the Company’s disposition of Gu’an REIT (see Note 4). Other receivables also include advances to employees for business development purposes and prepaid employee insurance and welfare benefit which will be subsequently deducted from the employee’s payroll.

(2)	Prepaid expense represents prepaid consulting fees to one financial advisory firm for consulting services and stock-based compensation. (see Note 14)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM LOANS

Short-term loans consisted of the following:

		June 30, 2020	December 31, 2019
		(Unaudited)
China Merchants Bank (“CMB”)	(1)	$-	$3,590,000
Beijing Bank (“BJB”)	(2)	2,830,000	2,872,000
Bank of Communications (“BOC”)	(3)	-	718,000
Haikong Holdings Microfinance Co., Ltd.(“HHMC”)	(4)	169,800	172,320
Changjiang Li Autonomous County Rural Credit Cooperative Association (“CCCA”)	(5)	283,000	287,200
Hunyuan Rural Credit Cooperative Association	(6)	707,500	718,000
Bank of Jiangsu	(7)	707,500
Bank of Nanjing	(8)	1,415,000
Deferred financing costs	(9)	(70,612)	(48,422)
Total		$6,042,188	$8,309,098

(1)	In May 2018, Beijing REIT entered into a line of credit agreement with CMB. The agreement allowed Beijing REIT to borrow a maximum of $4.4 million (RMB30 million) loans out of this line of credit as working capital between May 3, 2018 and May 2, 2020. In April 2020, the loans were repaid upon maturity.

(2)	Bejing REIT entered into four loan agreements in January, February, April, and May 2019 with BJB to borrow approximately $2.9 million (RMB20 million) as working capital. These loans had a term of 12 months and bore a fixed interest rate of 5.44% per annum. All these loans were guaranteed by Beijing Zhongguancun Sci-tech Financing Guaranty Co., Ltd. (“Financing Guaranty”), a third-party guaranty company and the Chief Executive Officer (“CEO”) and principal shareholders of the Company. These loans were fully repaid upon maturity in January 2020.

On January 7, 2020, Beijing REIT entered into a short-term loan agreement with BJB to borrow approximately $2.8 million (RMB20 million) as working capital for one year, from January 9, 2020 to January 9, 2021 with an annual interest rate of 5.4375%. Financing Guaranty provided guarantee for this loan. The Company repaid an aggregate of RMB10 million in October and November 2020.

(3)	In June and July 2019, Beijing REIT entered into two bank loan agreements with terms of six and seven months, respectively, with BOC to borrow an aggregate of approximately $1.5 million (RMB10 million) as working capital. The loans bore a fixed interest rate of 5.0025% per annum. These loans were also guaranteed by the principal shareholders of the Company and Financing Guaranty. The Company repaid approximately $0.7 million (RMB5 million) before December 31, 2019 and the outstanding loan balance as of December 31, 2019 was $718,000 (RMB5 million), which was repaid in full upon maturity in January 2020.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SHORT-TERM LOANS (continued)

(4)	In December 2018, REIT Changjiang entered into a loan agreement with HHMC to borrow approximately $0.22 million (RMB1.5 million) as working capital for one year. The loan bears a fixed interest rate of 19.2% per annum. REIT Changjiang pledged its property with a carrying value of approximately $0.2 million (RMB1.4 million) as collateral. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.04 million (RMB0.3 million) in December 2019. For the remaining balance of $0.17 million (RMB1.2 million), the Company entered into a loan extension agreement with HHMC to extend the repayment date to November 11, 2020 with a fixed interest rate of 16‰ per month before May 11, 2020, and a fixed interest rate of 2% per month from May 11, 2020 to the actual repayment date. The Company is currently negotiating with HHMC to extend the loan repayment date to December 31, 2021.

(5)	In December 2019, REIT Construction entered into a bank loan agreement with CCCA to borrow approximately $0.3 million (RMB2 million) as working capital for six months. The loan bears a fixed interest rate of 8.5% per annum and is guaranteed by REIT Changjiang. Immediately before the maturity date of the loan, the Company entered into a loan extension agreement with CCCA to extend the loan repayment date to March 31, 2021.

(6)	In December 2019, REIT Datong Ruisheng entered into a bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow approximately $0.7 million (RMB5 million) as working capital for one year. The loan bears a fixed interest rate of 8.04% per annum. The loan is guaranteed by Beijing REIT. The Company fully repaid the loan in December 2020. Subsequent to the repayment, the Company signed another bank loan agreement with Hunyuan Rural Credit Cooperative Association to borrow RMB5 million on December 10, 2020 for a year with a monthly interest rate of 6.109%.

(7)	On March 18, 2020, REIT Xinyi entered into a new line of credit agreement with Bank of Jiangsu. The agreement allows REIT Xinyi to obtain loans up to RMB5 million for use as working capital between March 18, 2020 and March 15, 2021. Pursuant to the line of credit agreement, Xinyi REIT entered into four loans in total of approximately $0.7 million (RMB5 million), each at an annual interest rate of 4.55% with Bank of Jiangsu. The loan is guaranteed by Mr. Huizhen Hou and Mr. Dapeng Zhou. Meanwhile, REIT Xinyi also pledged land use right of 74,254.61 square meters with carrying value of RMB12,030,000 (approximately $1.7 million) as collateral to safeguard the loan.

(8)	In January and March 2020, Beijing REIT entered into two loan agreements with Nanjing Bank to borrow approximately $1.4 million (RMB10 million). The loans have a term of 12 months and bear a fixed interest rate of 5.22% per annum. The loans are guaranteed by Financing Guaranty and the CEO and principal shareholders of the Company.

(9)	In order to obtain the guarantees provided by Financing Guaranty for the loans from BJB, Beijing REIT incurred valuation and assessment fees. The fee was recorded as deferred financing costs and is being amortized over the term of the associated loan.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – LONG TERM BANK LOANS

		June 30, 2020	December 31, 2019
		(Unaudited)
Long-term loans
CCCA	(1)	$7,924,000	$8,041,600
Dongfang Credit Cooperative Association	(2)	671,643	718,000
Subtotal		8,595,643	8,759,600
Less: current portion of long-term loans		(2,369,643)	(1,436,000)
Total		$6,226,000	$7,323,600

(1)

In June 2018, REIT Changjiang entered into a loan agreement with CCCA to borrow approximately $8.7 million (RMB60 million) for the purpose of expanding its production facilities. The loan has a term of six years from June 19, 2018 to June 19, 2024 with a fixed interest rate of 7% per annum.

REIT Changjiang pledged its land use right of 306,000 square meters and construction in progress on this land, as well as certain production lines as collaterals to secure this loan. RETO and Beijing REIT also pledged their shares in REIT Changjiang of 15.683% and 84.317%, respectively, as collateral to further secure the loan. The loan is also guaranteed by the CEO and principal shareholders of the Company. The Company repaid approximately $0.1 million (RMB1.0 million) in fiscal 2018 and $0.4 million (RMB3.0 million) in fiscal 2019. On May 11, 2020, REIT Changjiang obtained approval from CCCA and amended the loan repayment schedule and the repayment of $287,000 (RMB2.0 million) that was originally scheduled on June 19, 2020 was extended to December 19, 2021. As of June 30, 2020, the outstanding balance of this loan was $7,924,000 (RMB56 million).

(2)	In March 2019, REIT Construction entered into a bank loan agreement with Dongfang Credit Cooperative Association to borrow approximately $0.7 million (RMB5 million) as working capital for two years. The loan bears a fixed interest rate of 9.72% per annum. REIT Construction is required to repay RMB2 million on March 26, 2020 and RMB3 million on March 26, 2021. The loan is guaranteed by the CEO and his wife. The Company had repaid $143,600 (RMB1 million) before September 24, 2020. On September 24, 2020, REIT Construction obtained approval from Dongfang Credit Cooperative Association and amended the repayment schedule to defer the repayment terms of the other $143,600 (RMB1 million) from March 26, 2020 to January 2021.

As of the date of this report, the repayment schedule of the Company’s remaining long-term bank loan is as follows:

	Repayment in RMB	Repayment in USD
09/24/2020	746,593	105,643
12/19/2020	6,000,000	849,000
1/31/2020	1,000,000	141,500
03/26/2021	3,000,000	424,500
06/19/2021	6,000,000	849,000
12/19/2021	9,000,000	1,273,500
06/19/2022	7,000,000	990,500
12/19/2022	7,000,000	990,500
06/19/2023	7,000,000	990,500
12/19/2023	7,000,000	990,500
06/19/2024	7,000,000	990,500
Total	60,746,593	8,595,643

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

RETO is incorporated in the British Virgin Islands and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, Beijing REIT is recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
China Statutory income tax rate	25.0%	25.0%
Effect of favorable income tax rate in certain entity in the PRC	(3.6)%	(3.7)%
Non-PRC entities not subject to PRC tax (3)	(2.5)%	(3.4)%
Research & Development (“R&D”) tax credit (1)	(2.3)%	(7.6)%
Non-deductible expenses - permanent difference (1)	3.6%	9.1%
Change in valuation allowance	(22.4)%	(26.8)%
Effective tax rate	(2.2)%	(7.4)%

(1)	According to PRC tax regulations, 175% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

(3)	Represents the tax losses incurred from operations outside of China.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Loss before income tax expense from China	$(5,277,366)	$(2,014,765)
Loss before income tax expense from outside of China	(687,169)	(315,561)
Total loss before income tax provision	$(5,964,535)	$(2,330,326)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in RETO, REIT Holdings and REIT US, which are mainly holding companies incorporated outside of China.

The income tax provision for the six months ended June 30, 2020 and 2019 were as follows:

	For the six months ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Current	$131,615	$171,922
Deferred	-	-
Total	$131,615	$171,922

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of June 30, 2020 and December 31, 2019.

(b)	Value-added tax

The Company is subject to a value-added tax (“VAT”) for selling merchandise. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	June 30,	December 31,
	2020	2019
	(Unaudited)
VAT payable	$250,115	$302,546
Corporate income tax payable	1,555,033	1,445,200
Land use tax and other taxes payable	19,259	59,031
Total	$1,824,407	$1,806,777

As of June 30, 2020 and December 31, 2019, the Company had accrued tax liabilities of approximately $1.82 million and $1.81 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance and is in the process of negotiating a settlement plan agreement. Local tax authorities have not made a determination as of June 30, 2020. Therefore, there was no interest and penalty accrued as of June 30, 2020 because the Company has not received any penalty and interest charge notice from local tax authorities. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities before June 30, 2021 but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated. As of June 30, 2020, the Company had three outstanding lawsuits regarding disputes on the quality of equipment and machinery sold to customers, with an estimated liability in the aggregate of $0.3 million (or RMB2 million). These legal proceedings are still pending as of the date of this filing. There is no certainty that the Company will prevail, and as a result, the Company accrued loss contingency of $0.3 million on these pending legal proceedings, which has been reflected in the Company’s unaudited condensed consolidated statements of operations for the six months ended June 30, 2020. Although the Company can give no assurances about the resolution of pending claims, litigation, or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s condensed consolidated financial position or results of operations or liquidity.

Guarantees

On March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to CCCA. The guaranteed principal creditor’s right is approximately $3.8 million (RMB25,000,000). The guarantee was still effective as of June 30, 2020.

Contractual commitments

As of June 30, 2020, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$583,753	305,452	278,301	-	$-
Repayment of bank loans	14,637,831	8,411,831	6,226,000	-	-
Total	$15,221,584	8,717,283	6,504,301	-	$-

Pending NASDAQ Compliance Issue

On March 20, 2020, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it was no longer in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 per share. NASDAQ provided the Company with 180 days, or until September 15, 2020, to regain compliance with the minimum bid price requirement by having a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. On September 8, 2020, Nasdaq determined that the Company was eligible for an additional 180 calendar day period, or until March 3, 2021, to regain compliance.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2020 and December 31, 2019 and transactions for the six months ended June 30, 2020 and 2019 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	CEO and Chairman of the Board of Directors
Ms. Hong Ma	Wife of the CEO
Reto International Trading Co. Ltd	The owner of the entity holds more than 5% of the Company’s outstanding common shares
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”)	The owner of the entity holds more than 5% of the Company’s outstanding common shares
Zhongrong Honghe Eco Construction Materials Co., Ltd	An entity controlled by the CEO’s wife
Changjiang Zhongrong Hengde Environmental Protection Co., Ltd.	An entity controlled by the CEO’s wife
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by the CEO
Handan Ruisheng Construction Materials Technology Co. LTD	Shexian Ruibo holds 65% of the shares and the Company’s Chief Operating Officer, Dai Guangfeng, is the CEO

(2)	Due to related parties

As of June 30, 2020 and December 31, 2019, the balance of due to related parties were as follows:

	June 30, 2020	December 31, 2019
	(Unaudited)
Mr. Hengfang Li	$2,887,208	$405,222

Mr. Hengfang Li is the CEO and a principal shareholder of the Company. Mr. Li periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

(3)	Accounts receivable from related parties

Accounts receivable from related party consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Accounts receivable – related party
Reto International Trading Co. Ltd	$24,218	$469,474
Hunyuan Baiyang Food Co., Ltd.	36,153	-
Q Green TECHCON PVT.LTD	180,411	-
Handan Ruisheng Construction Materials Technology Co. LTD	1,916	-
Total accounts receivable from related party	242,698	469,474
Less: allowances for accounts receivable-related party	(146,037)	-
Total accounts receivable from related-party customers, net	$96,661	$469,474

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(3)	Accounts receivable from related parties (continued)

The December 31, 2019 accounts receivable balance due from related parties has been fully collected. For the accounts receivable balance due from related parties as of June 30, 2020, approximately 1% has been collected as of the date of this filing and the remaining balance is expected to be collected in January 2021.

(4)	Advance to supplier, related party

Advance to suppliers, related party, consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Advance to supplier – related party
Shexian Ruibo	$3,043,191	$-
Handan Ruisheng Construction Materials Technology Co. LTD	11,186	-
Total	3,054,377	-
Less: Allowance for advance to supplier	(11,186)	-
Advance to supplier-related party, net	$3,043,191	$-

(5)	Accounts payable to related party

Accounts payables to related parties consisted of the following:

	June 30, 2020	December 31, 2019
	(Unaudited)
Accounts payable – related party
- Q Green Techcon Private Limited	$416,534	$1,361,253
- Shexian Ruibo	-	123,796
Total	$416,534	$1,485,049

(6)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the six months ended June 30,
	2020	2019
	(Unaudited)
Purchase from a relate party
Shexian Ruibo	$1,048,336	$-
Q Green Techcon Private Limited.	196,261	635,958
Total	$1,244,597	$635,958

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

(7)	Loan guarantees provided by related parties

The Company’s principal shareholders also provide personal guarantees for certain short-term loans (Note 9) and long-term bank loans (Note 10) of the Company.

(8)	Guarantees provided to related parties

As disclosed in Note 12 above, on March 17, 2017, Reit Changjiang entered into a guarantee agreement to guarantee the payment obligations of the Company’s related party, Changjiang Zhongrong Hengde Environmental Protection Co., Ltd., to CCCA. The guaranteed principal creditor’s right is approximately $3.8 million (RMB25,000,000). The guarantee was still effective as of June 30, 2020.

(9)	Other related party transactions

Subsequent to the period end, on September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of 41.67% equity interests in Shexian Ruibo for a total consideration of $3.6 million (RMB25 million), including a cash payment of $2.7 million (RMB18.5 million) and a non-cash contribution of six patents valued at $0.9 million (RMB6.5 million).

NOTE 14 – EQUITY

The Company is a company limited by shares established under the laws of the British Virgin Islands with 200,000,000 common shares authorized at $0.001 par value. As of June 30, 2020 and December 31, 2019, 24,135,000 and 23,160,000 common shares were issued and outstanding.

On September 5, 2019, the Company entered into a consulting service agreement with FirsTrust Group, Inc. (“FirsTrust”), pursuant to which FirsTrust would assist the Company with strategic initiatives over the service period from August 16, 2019 to August 15, 2020. The Company issued 400,000 of its common shares valued at $448,000 based on the fair market price of the Company’s shares, at $1.12 per share on September 5, 2020. The stock-based compensation is amortized over the service period. The Company recognized stock-based compensation expenses of $210,000 and $Nil for the six months ended June 30, 2020 and 2019, respectively.

Pursuant to the Company’s 2018 Incentive Plan, on January 22, 2020, the Company’s board of directors approved the issuance of an aggregate of 685,000 common shares of the Company with a fair value of $650,750 based on the Company’s share price of $0.95 per share at the grant date, as stock-based compensation to its directors and executives in exchange for their services for the period from January 1, 2020 to December 31, 2021. For the six months ended June 30, 2020 and 2019, the Company recognized stock-based compensation expenses of $162,688 and $nil, respectively.

In addition, on February 3, 2020, the Company’s board of directors further approved the issuance of 290,000 common shares of the Company with a fair value of $333,500 based on the Company’s share price of $1.15 per share at the grant date, to award certain employees and one officer, in exchange for their services during the period from January 1, 2020 to December 31, 2021. For the six months ended June 30, 2020 and 2019, the Company recognized stock-based compensation expenses of $83,375 and $nil, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including machinery and equipment, construction material, municipal construction projects, and technology consulting and other services.

Construction material segment manufactures and sells eco-friendly construction material. Machinery and equipment segment manufactures and sells machinery and equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SEGMENT REPORTING (continued)

The following table presents summary information by segments from continued operation for the six months ended June 30, 2020 and 2019, respectively:

	For the six months ended June 30, 2020
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue	$1,370,338	$1,634,236	$137,528	$-	$3,142,102
Cost of goods sold	1,087,758	1,721,657	74,883	-	2,884,298
Gross profit	282,580	(87,421)	62,645	-	257,804
Interest expense and charges	352,391	477,515	46,754	-	876,660
Interest income	615	2,080	20	-	2,715
Depreciation and amortization	158,911	962,723	5,846	-	1,127,480
Capital expenditures	8,017	83,218	711.00	-	91,946
Income tax expenses	131,615	-	-	-	131,615
Segment profit (loss)	(353,040)	(2,774,522)	(175,618)	(600,169)	(3,903,349)
Segment assets as of June 30, 2020	$17,020,506	$47,278,518	$422,935	$848,917	$65,570,876

	For the six months ended June 30, 2019
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenue	$6,778,256	$7,278,322	$69,314	$-	$14,125,892
Cost of goods sold	4,608,802	6,035,442	45,068	-	10,689,311
Gross profit	2,169,454	1,242,880	24,247	-	3,436,581
Interest expense and charges	280,975	331,645	20,210	-	632,830
Interest income	1,437	229	56	-	1,722
Depreciation and amortization	3,196	819,324	4,150	-	826,670
Capital expenditures	293,880	195,094	19,262	-	508,236
Income tax expenses	77,326	94,596	-	-	171,922
Segment profit (loss)	2,439,085	568,379	78,891	315,990	3,402,345
Segment assets as of December 31, 2019	$19,150,283	$51,280,425	$356,424	$8,111	$70,795,244

 RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SUBSEQUENT EVENTS

Changes in Equity Ownership Interests in Yunan Litu,Yangbi Litu, and Litu Ruima

On July 13, 2020, REIT Eco Engineering transferred its 55% equity interests in Yunnan Litu to a third-party individual and two third-party companies for a nominal price because of the inactive business operation of Yunnan Litu since its inception. After the transaction, the Company no longer owns any equity interest of Yunnan Litu as of the date of this report. In addition, since Yunnan Litu owns 45% of the equity interests in Yangbi Litu, the Company’s equity interests in Yangbi Litu decreased from 79.75% as of December 31, 2019 to 55% as of the date of this report.

Subsequent Equity Investment in Shexian Ruibo

Shexian Ruibo is a related party to the Company because the original controlling interest owner of Shexian Ruibo, Beijing Shiji Liandong Environmental Protection Technology Development Co., Ltd. (“Liandong”), holds more than 5% of the Company’s issued and outstanding common shares. On September 7, 2020, Beijing REIT entered into a share transfer agreement with the original shareholder of Shexian Ruibo for the acquisition of 41.67% of the equity interests in Shexian Ruibo with a total consideration of $3.6 million (RMB25 million), including a cash payment of $2.7 million (RMB18.5 million) and non-cash contribution of six patents valued at $0.9 million (RMB6.5 million). The Company made the cash payment of $2.7 million (RMB18.5 million) on October 20, 2020 and the six patents had been transferred to Shexian Ruibo prior to September 15, 2020.